HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

July 6, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Hess Midstream Partners LP
Amendment No. 5 to Registration Statement on Form S-1
Filed June 22, 2015
File No. 333-198896

Ladies and Gentlemen:

Set forth below are the responses of Hess Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2015 with respect to the Partnership’s registration statement on Form S-1 initially filed with the Commission on September 24, 2014 (the “Registration Statement”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. Unless otherwise indicated, all references to page numbers and captions correspond to Amendment No. 5 to the Registration Statement, which was filed on June 22, 2015 (“Amendment No. 5”).

Prospectus Summary, page 1

1.	You disclose that on June 11, 2015, Hess and GIP announced the proposed formation of Hess Infrastructure Partners. Although you do not so state explicitly, it appears that the formation of the joint venture (by means of the “JV Transaction”) is a prerequisite to this offering. In light of the particular governance structure of Hess Midstream Partners GP LLC, including the provisions relating to the requisite approval by its board of the quarterly distributions as described at pages 58 and 59, please provide a new, detailed summary of the material provisions of the joint venture agreement. Also disclose whether you will file that agreement as an exhibit or otherwise make it available to potential investors in connection with the initial public offering.

Response: We acknowledge the Staff’s comment and respectfully advise that the formation of Hess Infrastructure Partners (“HIP”) and the closing of the JV Transaction occurred on July 1, 2015. At the closing of the JV Transaction, Hess and GIP (the “Sponsors”) entered into joint venture documents consisting of an amended and restated limited partnership agreement of HIP and an amended and restated limited liability company agreement of Hess Infrastructure Partners GP LLC, the general partner of HIP (collectively, the “joint venture agreements”). As described in the Registration Statement, at the closing of the offering, HIP will contribute to the Partnership all of the Partnership’s initial assets, which represent a portion of HIP’s total assets. Following the closing of the offering, HIP’s relationship to the Partnership will be limited to its ownership of Hess Midstream Partners GP LP, the Partnership’s general partner (the “General Partner”), and Hess Midstream Partners GP LLC, the general partner of the General Partner (“GP LLC”), and, as a result of HIP’s ownership of the General Partner, indirect ownership of the Partnership’s 2% general partner interest and all of the Partnership’s incentive distribution rights. As discussed telephonically with the Staff on July 6, 2015, with respect to the joint venture agreements, for the reasons discussed below, we believe that the Partnership has disclosed in the Registration Statement all of the terms of the joint venture agreements that are material to potential investors in the Partnership, and we do not intend to file the joint venture agreements as exhibits to the Registration Statement or otherwise make the agreements available to potential investors in connection with the initial public offering.

In the joint venture agreements, as is typical in joint venture transactions, Hess and GIP have agreed among themselves to certain arrangements with respect to the operation of HIP, including with respect to the day-to-day management of HIP’s business and the authority of HIP’s board of directors and officers. We believe, however, that these provisions are not material, and are largely irrelevant, to an investor in the Partnership. As discussed telephonically with the Staff on July 6, 2015, the only terms of the joint venture agreements that are relevant to an investor in the Partnership are the rights of the Sponsors, through their respective elected directors on the board of directors of Hess Infrastructure Partners GP LLC, to elect directors at the board of directors of GP LLC. Pursuant to the joint venture agreements and in accordance with the limited liability company agreement of GP LLC (the “GP LLC Agreement”), the directors of Hess Infrastructure Partners GP LLC that are appointed by Hess have the voting power necessary to initially elect three members of the board of directors of GP LLC (the “Hess directors”), while the directors appointed by GIP have the voting power necessary to initially elect two members of the board of directors of GP LLC (the “GIP directors”). We have already disclosed in the Registration Statement the rights of the Sponsors to appoint the entire board of directors of GP LLC (pages 15 and 154). Additionally, in order to provide additional detail to investors in the Partnership, we have also described the rights of Hess directors and GIP directors to approve any quarterly distribution the Partnership makes to its unitholders (page 59); the rights of Hess directors to control the day-to-day management and operation of the Partnership’s business and assets (page

154); the requirement that the approval of at least one Hess director and one GIP director be obtained in order for the Partnership to undertake certain material actions (page 154); and the potential for conflicts of interest to exist between either HIP, Hess or GIP, on the one hand, and the Partnership, on the other hand (pages 15-16, 41-43 and 174-176).

We also note that none of the joint venture agreements, the GP LLC Agreement nor any other agreement with respect to the formation of HIP is required to be filed as an exhibit to the Registration Statement. Specifically, we note that none of these agreements is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K, “articles” or “bylaws” within the meaning of Item 601(b)(3) of Regulation S-K or an “instrument defining the rights of security holders” within the meaning of Item 601(b)(4) of Regulation S-K. None of these agreements is a material contract because these agreements are not contracts “to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment” or “in which the registrant or such subsidiary has a beneficial interest.” The “articles” and “bylaws” of the registrant are comprised of the Partnership’s certificate of limited partnership and First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which have been filed as Exhibits 3.1 and 3.2 to the Registration Statement, respectively. Additionally, these agreements cannot be considered instruments defining the rights of security holders within the meaning of Item 601(b)(4). The only instrument that currently defines the rights of an investor in the Partnership is the Partnership Agreement, the material terms of which are summarized extensively in the Registration Statement. As described in the Registration Statement, the General Partner will manage our operations and activities, and the Partnership’s unitholders are not entitled to directly or indirectly participate in our management and operations or, except to the limited extent permitted under the Partnership Agreement, to vote their units on any matter. Finally, we note that the Partnership’s approach is consistent with that of other recent master limited partnerships with joint venture sponsors, such as CONE Midstream Partners LP and Access Midstream Partners, L.P., each of which also elected not to publicly file the governing documents of its respective joint venture or general partner as an exhibit or otherwise make them publicly available.

While we believe that the Partnership has already disclosed all material information with respect to the relative rights of the Sponsors, the Hess directors and the GIP directors to control the General Partner, in acknowledgment of and response to the Staff’s comment we undertake to provide in a future amendment to the Registration Statement additional detail regarding the rights of the Sponsors, through their respective elected directors on the board of directors of Hess Infrastructure Partners GP LLC, to elect directors at the board of directors of GP LLC, as well as the types of significant actions that will require the approval of at least one Hess director and one GIP director.

Cash Distribution Policy and Restrictions on Distributions, page 58

2.	We note you disclose that any distribution must “generally be approved by [y]our board of directors, including at least one Hess director and one GIP director.” Please advise us where in the joint venture or partnership agreements this provision appears.

Response: We acknowledge the Staff’s comment and respectfully advise that the above provision appears in the GP LLC Agreement. As discussed above in our response to Comment 1 and telephonically with the Staff, however, we believe that the GP LLC Agreement is not required to be filed as an exhibit to the Registration Statement. As is customary for a master limited partnership, distributions to a partnership’s unitholders are approved by its general partner’s board of directors, the members of which (including the independent directors) are typically appointed by its sponsor(s). As a result, the amount of the partnership’s distributions are directly controlled by the general partner’s board of directors, and the board of directors has the ability, subject to any limitations in the applicable partnership agreement, to increase or decrease distributions or to choose whether to make a distribution at all. Nothing in the GP LLC Agreement or otherwise contravenes this general approach. However, in order to avoid a deadlock situation in which the Hess directors and GIP directors fail to reach agreement on the amount of a particular quarterly distribution, Hess and GIP have agreed that, as part of the Partnership’s distribution policy, a simple majority vote of the board of directors of GP LLC will be entitled to approve an increase over the prior quarter’s per-unit distribution. The agreement between Hess and GIP in the GP LLC Agreement does not modify the provisions in the Partnership Agreement related to the distribution of available cash by the Partnership.

Exhibits

3.	As discussed with counsel by telephone in March, please file all remaining exhibits, including the executed versions of the legality and tax opinions, with sufficient time for our review. The same is true for the new exhibits which we understand will be subject to an expanded and revised confidential treatment request.

Response: We acknowledge the Staff’s comment and undertake to file all remaining exhibits, including the executed versions of the legality and tax opinions, in a future amendment to the Registration Statement with sufficient time for Staff review.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

Hess Midstream Partners LP

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer
Hess Midstream Partners GP LLC

cc:	Karina V. Dorin, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
Stephanie Beauvais, Andrews Kurth LLP